Filed by Banco Santander (Brasil) S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Banco Santander (Brasil) S.A. (Commission File No.: 001-34476)

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

In connection with the proposed transaction, Banco Santander, S.A. will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a prospectus and offer to exchange. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Brazil or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Brazil except pursuant to applicable law.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, including with respect to the implementation and effects of the proposed transaction. Forward looking statements may be identified by words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or words of similar meaning and include, but are not limited to, statements about our expected future business and financial performance resulting from and following the implementation of the proposed transaction. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them to reflect actual results, or any change in events, conditions, assumptions or other factors.

BANCO SANTANDER (BRASIL) S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF nº 90.400.888/0001-42

NIRE 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. ("Santander Brasil" or the "Company"), pursuant to paragraph 4 of Article 157 of Law No. 6.404/76 and Instruction CVM No. 358/02, as amended, hereby, as a continuation of the Notice to the Market published on April 29, 2014, publicly informs that at the General Shareholders’ Meeting held on the date hereof:

(a) the Company’s shareholders have approved the exit of Santander Brasil from the special listing segment of the São Paulo Stock Exchange of BM&FBovespa denominated Level 2 of Corporate Governance, pursuant to Section XI of Level 2 Listing Regulation and Title X of the Company’s Bylaws, provided that the effectiveness of this decision is conditioned upon the consummation of the voluntary exchange offer of shares certificates (the “Units”), common or preferred shares issued by the Company for Brazilian Depositary Receipts or American Depositary Shares representing Banco Santander, S.A. ordinary  shares (“Exchange Offer”), as previously detailed in the Notice to the Market dated April 29, 2014; and

(b) shareholders who were present at the General Shareholders’ Meeting representing the absolute majority of the Company’s Outstanding Shares in the free float (as defined in Section 2.1 of the Level 2 Listing Regulation and in the Article 40 of the Company’s Bylaws) approved the selection of N M Rothschild & Sons (Brasil) Ltda.  to prepare a valuation report, called a “laudo”,  for purposes of the Exchange Offer based on a list of three specialized third-party firms presented by the Company’s Board of Directors at the meeting held on May 7, 2014.

Santander Brasil will keep its shareholders and the market in general informed of any new material facts related to the Exchange Offer.

São Paulo, June 9, 2014.

Carlos Alberto López Galán

Investor Relations Officer